Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Second Amended and Restated Maverick Tube Corporation 2004 Omnibus Incentive Plan for the registration of 1,750,000 shares of its common stock of our reports dated March 2, 2005, with respect to the consolidated financial statements and schedule of Maverick Tube Corporation and Subsidiaries, Maverick Tube Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Maverick Tube Corporation and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
August 3, 2005